

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

October 4, 2011

Via Email
Einar Agustsson
President, Chief Executive Officer and Director
Skajaquoda Group Inc.
1001 Society Drive
Claymont, Delaware 19703

> **Re: Skajaquoda Group Inc.**
> **Registration Statement on Form S-1**
> **Filed September 8, 2011**
> **File No. 333-176727**

Dear Mr. Agustsson:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1. Section (a)(2) of Rule 419 defines a blank check company as a company that is issuing penny stock that is "a development stage company that has no specific business plan or purpose or has indicated that its business plan is to engage in a merger or acquisition with an unidentified company or companies, or other entity." In discussing this definition in the adopting release to Rule 419, the Commission stated that it would "scrutinize…offerings for attempts to create the appearance that the registrant…has a specific business plan, in an effort to avoid the application of Rule 419." See Security Act Release No. 33-6932 (April 28, 1992).

   Your disclosure indicates that:

   • you are a company issuing penny stock;

- you have not yet commenced operations;

- you have no revenues other than fees generated for services with related parties and have conducted little business activity;

- you have no assets, except for $8,960, consisting entirely of cash and $7,900 related to a disbursement under a line of credit;

- you will be unable to implement your business plan without substantial additional funding yet your registration statement covers the resale of outstanding common shares; and

- your registration statement contains only general disclosure related to the nature of your business plan.

These and other facts suggest that your proposed business is commensurate in scope with the uncertainty ordinarily associated with a blank-check company and should comply with Rule 419. Please revise the registration statement accordingly.

2. Please provide us with your analysis, which should include citations to applicable authority, addressing whether or not you need or will need to register as an investment company under the Investment Company Act of 1940.

Front Cover Page

3. Please ensure that you are using the current version of Form S-1 when preparing the first amendment to your registration statement. For example, we note that you have omitted from the cover page of Form S-1 the language "Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. . . ." Please also remove the last sentence which begins with "If delivery of the prospectus is expected to be made pursuant to Rule 434, check the following box" and remove the quotation marks at the end of the third, fourth and fifth sentences.

4. Please revise the "Calculation of Registration Fee" table to state the provision of Rule 457 of Regulation C that is being relied upon for the basis of the calculation.

Outside Front Cover Page of the Prospectus

5. Please include the page number where the risk factors appear in the prospectus and highlight the risk factor cross-reference by prominent type or in another manner. See Item 501(b)(5) of Regulation S-K.

Inside Front Cover Page of the Prospectus
Table of Contents, page 3

6. Please revise the table of contents to remove the references to Part II information. Please see Item 502(a) of Regulation S-K.

Prospectus Summary, page 4

7. Your prospectus summary should provide balanced information. Currently, the disclosure in the Prospectus Summary mainly emphasizes the favorable aspects of your business. Please provide disclosure addressing the fact that you are a development stage company, you have a limited business history and that you have received a going concern opinion from your auditor.

8. Please explain why you are registering shares for resale at this time in light of the disclosure in your filing that you need to raise additional capital to continue your operations.

Overview, page 4

9. We note disclosure that "[t]he details of our particular investment product offerings are revealed in another section of this plan." Please provide a reference to such disclosure.

The Offering, page 5

10. Please revise to disclose that the offering period is four months from the date of the prospectus and that the price is a fixed price for the duration of the offering.

11. We note that the offering price is disclosed as $1,000,000. Please check your calculation and revise the disclosure as appropriate.

Selected Financial Information, page 5

12. Please remove the word "accurate" in the statement beneath the table.

Risk Factors, page 6

13. Please add appropriate risk factor disclosure to address the fact that you are a development stage company, you have a going concern opinion from your auditor and your officer and director has no experience operating or managing a public company.

14. Please describe the risks that apply to enterprises in the investment advisor industry. We note your disclosure in the "Evolving Government Regulation . . ." section on page 8.

We Have Only A Limited Number of Clients At Any Given Time . . ., page 6

15. We note disclosure that you "have only a limited number of clients at any given time." Please revise to clearly disclose whether you have existing clients.

Plan of Distribution, page 13

16. Please revise to provide the selling shareholder information required by Item 507 of Regulation S-K.

17. We note disclosure that you seek to have your stock "traded" on the OTC Bulletin Board. Please revise to disclose that you seek to have your stock "quoted" on the OTC Bulletin Board and to clarify that there are no assurances that you will be able to have your securities quoted on the OTC Bulletin Board.

Business of the Issuer, page 14

Overview, page 14

18. We note disclosure that your hallmark investment product will be the Skajaquoda Fund. Please revise to disclose any steps taken to establish this fund.

19. We note your disclosure in the second paragraph of page 14. Please revise to clearly explain the statement that "[t]echnological advancements also permit for other economically feasible distribution channels . . ." Also, please revise to provide a reference to the section that details your particular investment product offerings.

Our Business, page 14

20. Please revise to disclose the meaning of the statement "[w]here applicable, a trading rotation is used to avoid any type of systematic advantage or disadvantage an account may experience." Please revise to explain the meaning of this disclosure.

Investment Philosophy, page 16

21. We note disclosure on page 16 that the "portfolio management team" meets weekly and a Chief Investment Officer will act as arbiter. We note also disclosure on page 32 that you have one full time employee. It is not clear whether there are employees in addition to Mr. Agustsson. Please advise.

Alternative Investment Funds, page 18

22. We note disclosure indicating that "[a]lternative Investment Fund managers often have a significant amount of their personal wealth invested in the fund they manage." Please

revise to indicate whether Mr. Agustsson plans to have a significant amount of his personal wealth invested in the fund.

Management's Discussion and Analysis, page 22

Plan of Operations, page 22

23. On page 22 you state you do not have sufficient cash to fund your operations for the next twelve months. However at the top of page 23, you also state you have sufficient cash on hand to pay the costs of some of your goals "as projected to twelve months or less" and to fund your operations for the same period of time. Given your cash on hand is only $8,960, please revise this sentence accordingly or remove it from the filing. Please provide a discussion of the extent to which you are currently using funds in your operations on a monthly basis. Please address when you believe a private placement of your common stock will be effectuated. Finally, please discuss your long-term liquidity needs as discussed in Section 501.03.a of the Codification of Financial Reporting Policies.

Results of Operations, page 24

24. Please revise MD&A and the footnotes to the financial statements to explain the nature of the consulting services that generated your revenue during the period. Describe the key terms and conditions of the agreements, including the terms you provided the services over. Explain why you have recorded no costs associated with this revenue and why you believe the presentation on your income statement is appropriate.

Officers and Directors, page 31

25. Please revise to provide the name of Mr. Agustsson's privately held investment company. Please also briefly discuss the specific experience, qualifications, attributes or skills that led to the conclusion that Mr. Agustsson should serve as a director pursuant to Item 401(e) of Regulation S-K.

Conflicts of Interest, page 32

26. Please revise to explain how your officers and directors will manage the conflicts of interests associated with projects that do not involve you as disclosed on page 32.

Involvement in Certain Legal Proceedings, page 33

27. The information disclosed in response to Item 401(f) of Regulation S-K should cover the past ten years. Please revise.

Compensation of Officers, page 34

28. Please revise your Summary Compensation Table to be in the format required by Item 402(n)(1) of Regulation S-K. Also we note disclosure of the amounts listed as "NIL". Please revise your table to include dollar amounts.

Certain Relationships and Related Transactions, page 36

29. Please tell us how you considered that no disclosure was required pursuant to Item 404(d) of Regulation S-K. Refer to the related comment pertaining to Note 6 of your financial statements

4. Loan Receivable, page 48

30. We note the $20,730 loan receivable disbursed to an unrelated party. Please revise to disclose what consideration was received, if any, in exchange for this disbursement. Please revise the cash flow discussion on page 25 to include this loan as part of your investing activities.

6. Related Party Transactions, page 48

31. We note the transactions with the related parties Skajaquoda Capital, LLC, LA, and Likenia. Please revise to disclose the nature of each of these related parties and how they constitute a related party, i.e., describe the relationship between them and you. Please revise the discussion of related transactions on page 36 to reflect this clarifying information.

Item 3. Undertakings, page 51

32. Please revise to include the undertaking required by Item 512(a)(5)(ii) of Regulation S-K. Also, please replace references to "small business issuer" with "registrant."

Item 4. Unregistered Securities Issued or Sold Within One Year, page 52

33. Please revise to disclose the date of sale of Mr. Agustsson's stock. See Item 701 of Regulation S-K.

Signatures, page 54

34. Your registration statement must be signed by the registrant, and individually by your principal executive officer, your principal financial officer, your controller or principal accounting officer, and by at least the majority of your board of directors. Please see General Instruction of Form S-1. Please revise to include the signatures of your principal financial officer and your controller or principal accounting officer.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Patricia Do, Staff Accountant at (202) 551-3743 or, in her absence, Terence O'Brien, Accounting Branch Chief at (202) 551-3355 if you have questions regarding comments on the financial statements and related matters. Please contact Sherry Haywood, Staff Attorney at (202) 551-3345 or, in her absence, me at (202) 551-3397 with any other questions.

Sincerely,

/s/ Jay Ingram

Jay Ingram
Legal Branch Chief